Exhibit 3.29

ADDENDUM TO CREDIT FACILITY AGREEMENT

This is an addendum to the Credit Facility entered into as of February 27th 1998 by and between Epsom Investment Services N.V. (Epsom) and Calcitech Ltd dated the 28th February 2003.

Whereas, Epsom has extended credit to the Company on the following new terms:

Amount	Two Million Five Hundred Thousand United States Dollars (US$ 2,500,000)

Period	To the 6th March 2004

Interest Rate	7.5%

Facility Fee	1% of the total value of the credit facility paid on renewal of the credit facility

Collateral	All shares held in its wholly owned subsidiary CalciTech Synthetic Minerals Ltd

It is agreed that all other terms and conditions of the Credit Facility remain the same. This addendum is a part of the whole agreement of the above referenced credit agreement.

By:	“D. Craven”	By: “R.A. Leopard”

For Epsom Investment Services N.V.	For Calcitech Ltd.
David Craven	R.A. Leopard
Director	Director